June 14, 2019

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jonathan Burr
Brigitte Lippmann
Suying Li
Rufus Decker

Re:	Livongo Health, Inc.
Draft Registration Statement on Form S-1
Submitted May 10, 2019
CIK No. 0001639225

Ladies and Gentlemen:

On behalf of our client, Livongo Health, Inc. (“Livongo” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 6, 2019, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 10, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on May 10, 2019), all page references herein correspond to the page of the revised draft of the Registration Statement.

Securities and Exchange Commission

June 14, 2019

Draft Registration Statement on Form S-1 Submitted May 10, 2019

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company is supplementally providing the Staff, under separate cover, with copies of written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been presented to date by the Company, or individuals authorized to act on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

Prospectus Summary, page 1

2.

Please disclose the basis for your assertions about your competitive position within your industry. We note, for example, your disclosure on page 1 (“Livongo is the first company leading a new category in healthcare . . .”), page 3 (“We are the first company to sit at the intersection of data science . . .”), and page 101 (“Livongo is the first to apply this kind of personalized approach to healthcare”). Also disclose any material assumptions in calculating your estimates of the market opportunity amounts on page 5.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 78, 111, 113 and 143 of the Registration Statement to revise the characterization of the Company’s competitive position. Further, the Company advises the Staff that the Company’s assertions about its competitive position within its industry are based on management’s experience in, and knowledge of, the healthcare industry, and publicly available information on the Company’s competitors. The Company’s understanding of the industry is supported by third-party media publications, which have acknowledged the Company’s innovative use of big data analytics in the healthcare space.

In response to the Staff’s comment, the Company advises the Staff that the market opportunity calculation for diabetes is divided into four categories of insurance coverage: Self-Insured Employers, Fully-Insured Employers, Medicare, and Medicaid. By multiplying (i) the U.S. Census estimate of 321.4 million people in the United States population as of 2015, (ii) estimates of the percentage of people in each category of insurance coverage, and (iii) the prevalence of diabetes in each category, the Company calculated the number of people with diabetes in each insurance category. The Company estimates that 8.6 million covered people with diabetes fall within the self-insured employer category, and that 5.1 million covered people with diabetes fall within the fully-insured employer category. The Company estimates that 5.0 million covered people with diabetes fall within the Medicaid category, and that 12.7 million covered people with diabetes fall within the Medicare category. The Company then multiplied the number of people with diabetes in each insurance category by the annualized price per participant for Livongo for Diabetes in order to determine the amount of revenue Livongo could receive in each category, assuming maximum market penetration. Combining the self- and fully-insured categories, the Company determined that its market opportunity for employer-based insurance coverage is $12.3 billion, with an additional $15.9 billion for Medicaid and Medicare.

Securities and Exchange Commission

June 14, 2019

Further, the Company advises the Staff that the market opportunity calculation for hypertension is divided into two categories of insurance coverage: employer-based insurance and Medicare/Medicaid. Using Census estimates for the population of adults in the United States in 2015, estimates of the percentage of the U.S. population in each category of insurance, and the Center for Disease Control and Prevention’s estimated hypertension prevalence of 30.9% among adults in the United States, the Company estimated the number of Americans in each insurance category with hypertension at 37.5 million people for employer-based insurance and 25.3 million people for Medicare and Medicaid. Given the prevalence of hypertension within the diabetes population, the Company subtracted the number of people with diabetes within each insurance category from the number of people with hypertension within each insurance category in order to prevent double-counting of people with both diabetes and hypertension who might receive a price reduction from having both the Livongo for Diabetes and the Livongo for Hypertension solutions. The Company then multiplied the number of people with hypertension, excluding those people with both hypertension and diabetes, by the annualized price per participant for Livongo for Hypertension in order to determine the amount of revenue the Company would receive in each category assuming complete market penetration. The Company estimates that the market opportunity for employer-based insurance coverage is $12.8 billion, with an additional $5.7 billion for Medicaid and Medicare, for a total opportunity of $18.5 billion.

The Company’s calculations include a number of assumptions. The data is provided by established, publicly available sources, but the Company’s calculations use data and estimates for 2015 due to limitations on the availability of more recent data for all measures. If any of these variables has significantly changed since 2015, the Company’s calculations would be correspondingly affected. Also, using the annualized price per participant per month for Livongo’s solutions to determine the potential revenue the Company could realize if it fully penetrated its market assumes that the Company will not change the pricing for its solutions, and 100% penetration of the Company’s target markets is highly unlikely. For the Company’s diabetes market opportunity calculation, as separate data was not available, the Company assumed that the prevalence of diabetes between fully-insured and self-insured employer populations is the same. The Company’s diabetes market opportunity calculations also do not take into account that prevalence rates may vary by geography and assumes a constant prevalence rate for all U.S. adults.

Further, the Company is supplementally providing the Staff, under separate cover, with the specific calculations used in estimating the market opportunity amounts on pages 5 and 118 of the Registration Statement.

Business, page 101

3.

We note your disclosure on page 25 that sales through one of your channel partners represented 33% of your revenue and 32% of your Livongo for Diabetes members in 2018. Please disclose the name of this channel partner and its relationship with you. See Item 101(c)(1)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 26 of the Registration Statement to include the names of the top five channel partners, their relationship with the Company and the percentage of revenue from such channel partners, in the aggregate, for the year ended December 31, 2018 and for the three months ended March 31, 2019.

Securities and Exchange Commission

June 14, 2019

4.

We note your product endorsements on pages 102, 104, 115 and 123. Please tell us with a view toward disclosure how the company obtained the endorsements and whether the company paid for the testimonials.

In response to the Staff’s comment, the Company advises the Staff that the product endorsements included on pages 113, 115, 125 and 133 of the Registration Statement resulted from positive feedback that originated from its members and coaches.

In connection with the Company’s coaching service, the Company encourages its members to describe their experience and provide feedback on the Company’s products and services. In response to positive feedback received through the coaching process, the Company may contact members to request their consent to use their testimonials in marketing materials and, in some cases, request further detail about their positive experience from the member and coach. The Company does not offer any payment for such testimonials. The testimonials included on pages 113, 115 and 125 of the Registration Statement were obtained in this manner.

With respect to the testimonial included on page 133 of the Registration Statement, the Company advises the Staff that prior to the Company’s acquisition of myStrength, Inc. (“myStrength”) in 2019, myStrength from time to time surveyed its customers regarding their experiences with the myStrength products and services. Responses to such surveys were anonymous and all participants in such online surveys received a gift card with a value of $5.00, regardless of the content of the feedback provided. The Company did not provide any additional payment to survey participants.

The Company supplementally advises the Staff that, except for the anonymous survey response, each of the members whose testimonial is included in the Registration Statement has consented to the use of its testimonial in the Registration Statement. The Company further advises the Staff that, unless explicitly approved by the member, the Company used a pseudonym and a stock photograph in connection with the testimonials in the Registration Statement in order to protect the privacy of its members.

Livongo Health, Inc. Financial Statements

Note 16. Subsequent Events, page F-39

5.

Please provide us with your significance computations for your February 2019 acquisition of myStrength and include the required financial statements and pro forma information in an amendment, if it is determined to be significant. Refer to Rule 3-05 and Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company is supplementally providing the Staff, under separate cover, with its Rule 3-05 significance computations for its February 2019 acquisition of myStrength. However, the Company has included the purchase price allocation for the acquisition of myStrength starting on page F-22 of the Registration Statement.

Securities and Exchange Commission

June 14, 2019

The Company respectfully advises the Staff that it did not provide financial statements and pro forma information for the acquisition of myStrength because none of computations exceeded the 20% threshold set forth in Rule 1-02(w) of Regulation S-X. Specifically, the investment test was 18.6%, the asset test was 3.7% and the income test was 5.6%.

Undertakings, page II-3

6.

Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

In response to the Staff’s comment, the Company has revised the disclosure on page II-4 of the Registration Statement to include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Exhibit Index, page II-5

7.	Please file as exhibits your agreements for the Retrofit Inc. and myStrength, Inc. acquisitions. See Item 601(b)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has filed its agreements for the Retrofit Inc. and myStrength acquisitions as exhibits to the Registration Statement and revised the disclosure on page II-5 of the Registration Statement accordingly.

*****

Securities and Exchange Commission

June 14, 2019

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark Baudler
Mark Baudler

cc:	Glen Tullman, Livongo Health, Inc.

Zane Burke, Livongo Health, Inc.

Jennifer Schneider, Livongo Health, Inc.

Lee Shapiro, Livongo Health, Inc.

Megan Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

David Peinsipp, Cooley LLP